Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

SUPPL

To:	Division of Corporation Finance		
Firm:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	Andrzej Kowalczyk Director, Ownership Supervision and Investor Relations	*Phone:* *Fax:*	*(48 76) 84 78 231* *(48 76) 84 78 205*
	Announcement also provided to required statutory authorities		
		Date:	*14 April 2003*
	Number of pages (including this one):		*1*

Current report 21/2003

The Management Board of KGHM Polska Miedź S.A. wishes to announce that the date of publication of its Consolidated Annual Report for 2002 has been changed; the report will now be published on 17 April 2003.

Legal basis:
(§69, section 1 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)


03050918

DYREKTOR NACZELNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Grzegorz Kubacki, Jarosław Andrzej Szczepek, Tadeusz Szeląg
Share capital: PLN 2 000 000 000 (two thousand million)